Exhibit 29

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA (THE “UNITED STATES”) OR IN OR INTO ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT.

29 October 2025

BRITISH AMERICAN TOBACCO p.l.c. ANNOUNCES FINAL RESULTS IN RESPECT OF ITS TENDER OFFER FOR EURO-DENOMINATED PERPETUAL SUBORDINATED FIXED-TO-RESET RATE NON-CALL 5.25 YEAR SECURITIES

In connection with the invitation by British American Tobacco p.l.c. (the “Company”) to holders of its outstanding €1,000,000,000 Perpetual Subordinated Fixed-to-Reset Rate Non-Call 5.25 Year Securities with a current coupon of 3.000 per cent. and its First Optional Redemption Date in 2026 (ISIN: XS2391779134) (the “Securities”) to tender any and all of their Securities for purchase by the Company for cash (the “Offer”) announced on 21 October 2025, the Company announces today the final results of the Offer. The Offer was made on the terms and subject to the conditions (including, without limitation, the New Financing Condition) contained in the tender offer memorandum dated 21 October 2025 (the “Tender Offer Memorandum”) prepared by the Company in respect of the Offer.

Capitalised terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum.

The Expiration Deadline for the Offer was 4.00 p.m. (London time) on 28 October 2025.

At the Expiration Deadline, €806,844,000 in aggregate principal amount of the Securities had been validly tendered pursuant to the Offer. The Company announces that, subject to satisfaction, or waiver, of the New Financing Condition on or prior to the Settlement Date, it will accept all validly tendered Securities pursuant to the Offer.

Description of the Securities	ISIN / Common Code	Purchase Price	Aggregate principal amount of Securities validly tendered and accepted	Aggregate principal amount of Securities outstanding after the Settlement Date
€1,000,000,000 Perpetual Subordinated Fixed-to-Reset Rate Non-Call 5.25 Year Securities	XS2391779134 / 239177913	100.375 per cent. (being €1,003.75 per €1,000 in principal amount of the Securities)	€806,844,000	€193,156,000

In addition to the Purchase Price, the Company will also pay holders of the Securities (whose Securities are accepted for purchase by the Company) the Accrued Interest Payment on the Settlement Date.

Securities purchased by the Company pursuant to the Offer will be cancelled on the Settlement Date.

Subject to satisfaction, or waiver, of the New Financing Condition on or prior to the Settlement Date, the expected Settlement Date for the Offer is 31 October 2025.

As the aggregate principal amount of the Securities validly tendered and accepted for purchase pursuant to the Offer exceeds the 75 per cent. threshold for the purposes of the Substantial Repurchase Event Redemption Option (as further described in the Tender Offer Memorandum), the Company announces that it currently intends, following the Settlement Date for the Offer, to exercise such option in respect of the Securities which remain outstanding after the Settlement Date, notice in respect of which will be given pursuant to and in accordance with the terms and conditions of the Securities.

THE DEALER MANAGERS
Merrill Lynch International 2 King Edward Street London EC1A 1HQ United Kingdom Telephone: +44 20 7996 5420 Email: DG.LM-EMEA@bofa.com Attention: Liability Management Group	Mizuho International plc 30 Old Bailey London EC4M7AU United Kingdom Telephone: +34 91 790 7559 Email: liabilitymanagement@uk.mizuho-sc.com Attention: Liability Management	NatWest Markets Plc 250 Bishopsgate London EC2M 4AA United Kingdom Telephone: +44 20 7678 5222 Email: NWMliabilitymanagement@natw estmarkets.com Attention: Liability Management
THE TENDER AGENT
Kroll Issuer Services Limited The News Building 3 London Bridge Street London SE1 9SG United Kingdom Email: bat@is.kroll.com Attention: Owen Morris

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire any securities is being made pursuant to this announcement. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Company, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

Enquiries:

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Victoria Buxton | IR_team@bat.com